Exhibit 99.2

March 19, 2007

Dear Shareholder:

We would like to take this opportunity to invite you to our Annual General Meeting of Shareholders.  This year’s meeting will be held at the Marriott Toronto Downtown Eaton Centre Hotel located at 525 Bay Street, Toronto, Ontario, on May 17, 2007 at 10:00 a.m. (Eastern Time).

We encourage you to attend in person, ask questions and express your views.

Please complete, sign and return your proxy in the enclosed envelope or follow the instructions included with the form of proxy to vote by telephone or over the Internet. Your vote is important to us.

Shareholder registration will occur in advance of the Annual General Meeting beginning at 9:00 a.m.

We hope to have the opportunity to welcome you on May 17, 2007 and to review with you the progress made by your Corporation.

Brian M. King	Martin Barkin
Chairman of the Board of Directors	President, Chief Executive Officer

DRAXIS HEALTH INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders (the “Meeting”) of DRAXIS HEALTH INC. (the “Corporation”) will be held at the Marriott Toronto Downtown Eaton Centre Hotel located at 525 Bay Street, Toronto Ontario, on Thursday, May 17, 2007 at 10:00 a.m. (Eastern Time) for the following purposes:

(a)                            to receive and consider the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

(b)                           to elect directors for the ensuing year;

(c)                            to appoint auditors for the ensuing year and authorize the board of directors to fix their remuneration;

(d)                           to consider and, if thought advisable, to pass a resolution to approve amendments to the Stock Option Plan of DRAXIS Health Inc. and the 2006 Stock Option Plan; and

(e)                            to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders as at the close of business March 19, 2007 will be entitled to vote at the meeting.

Registered shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received before 10:00 a.m. (Eastern Time) on May 15, 2007 by our transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Registered shareholders may also vote by telephone or over the Internet. Instructions on how to vote by telephone or over the Internet are provided in the materials enclosed. Non-registered shareholders must seek instructions on how to complete their Voting Instruction Form or form of proxy and vote their shares from their broker, trustee, financial institution or other nominee.

BY ORDER of the Board of Directors,

Alida Gualtieri
General Counsel and Secretary

Kirkland, Québec, Canada

March 19, 2007

MANAGEMENT PROXY CIRCULAR

OF

DRAXIS HEALTH INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 17, 2007

March 19, 2007

DRAXIS HEALTH INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES BY MANAGEMENT	1

VOTING INFORMATION	1

VOTING SHARES AND PRINCIPAL HOLDERS	4

NORMAL COURSE ISSUER BIDS	4

ELECTION OF DIRECTORS	5

CORPORATE GOVERNANCE	7

EXECUTIVE COMPENSATION	14
Summary Compensation Table	14
Incentive Plans	15
Philosophy	15
Equity Compensation Plan Information	15
2006 Stock Option Plan	15
Stock Option Plan of DRAXIS Health Inc.	16
Deferred Share Unit Plan	18
Employee Group Registered Retirement Savings Plan	19
Non-Executive Long Term Incentive Plan	19
Subsidiary Long Term Incentive Plans	20
DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.	20
DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.	20
Employment Contracts and Termination of Employment	20
Report of Human Resources and Compensation Committee on Executive Compensation	21
Stock Performance Graph	24
Share performance — (based on $100 invested on December 31, 2001)	24
Compensation of Directors	24
Minimum Shareholding Requirements	25

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	26

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	26

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	26

APPOINTMENT OF AUDITORS	26

SPECIAL BUSINESS — SHAREHOLDER APPROVAL OF THE AMENDMENTS TO THE 2006 STOCK OPTION PLAN AND THE STOCK OPTION PLAN OF DRAXIS HEALTH INC.	27

SHAREHOLDER’S PROPOSALS	28

ADDITIONAL INFORMATION	28

APPROVALS AND SIGNATURES	28

SCHEDULE “A”	29
Charter of the Board of Directors	29

SCHEDULE “B”	36
Resolution of the shareholders of DRAXIS Health Inc. to approve the amendments to the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc.	36

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management proxy circular (“Management Proxy Circular”) is provided in connection with the solicitation by the management of DRAXIS Health Inc. (the “Corporation”) of proxies to be used at its annual general meeting (the “Meeting”) of shareholders to be held on Thursday, May 17, 2007 at the Marriott Toronto Downtown Eaton Centre Hotel located at 525 Bay Street, Toronto, Ontario, at 10:00 a.m., and at any adjournments thereof for the purposes set forth in the accompanying notice of annual general meeting (the “Notice”).  Unless otherwise specified, the information contained herein is given as of March 19, 2007 and all dollar amounts used refer to Canadian dollars.

While management of the Corporation intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation (who will not receive additional remuneration for this service).  The Corporation will bear the costs of the solicitation.

VOTING INFORMATION

Voting by Proxy

Voting by proxy means that you are giving the person or people named on your form of proxy (proxyholder) the authority to vote your shares for you at the Meeting or any adjournment. A form of proxy is included in this package.

You can choose from three different ways to vote your shares by proxy:

1.  by mail or delivery

2.  by telephone

3.  on the Internet.

A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the form of proxy, to attend and act on behalf of the shareholder at the Meeting.  Unless you appoint someone else to be your proxyholder in accordance with the instructions provided herein, the directors or officers who are named on the form of proxy will vote your shares for you. If you appoint someone else, he or she must be present at the Meeting to vote your shares.

If you are voting your shares by proxy, our transfer agent, Computershare Investor Services Inc. (Computershare), or other agents we appoint, must receive your completed form of proxy by 10:00 a.m. (Eastern Time) on Tuesday, May 15, 2007.

Registered and Non-Registered (or Beneficial) Shareholders

You are a registered shareholder if your name appears on your share certificate. You will receive a form of proxy if you are a registered shareholder.

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). If you are a non-registered (or beneficial) shareholder, you will receive a Voting Instruction Form or form of proxy from the institution that holds your shares.

For general information, you can contact Computershare at the following coordinates:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue

9th Floor

Toronto, Ontario, Canada M5J 2Y1

TELEPHONE

1-800-564-6253 (toll-free in Canada and the United States)

514-982-7555 (in the Montréal area or from outside Canada and the United States)

How to vote — registered shareholders

A.    By proxy

1.     By mail or delivery

•                  To vote by mail or delivery, your paper proxy must be completed, signed, dated and returned in accordance with the instructions on the paper proxy.

2.     By telephone

•                  To vote by telephone, call the toll-free number shown on the form of proxy provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to the directions on your form of proxy that was delivered to you by mail.

•                  Note that voting by telephone is not available if you wish to appoint a person as a proxy holder other than the persons named on the form of proxy. In such a case, your proxy should be voted by mail, delivery or Internet.

3.     On the Internet

•                  To vote your proxy by Internet, visit the website address as shown on the form of proxy provided. Follow the on-line voting instructions given on the proxy that was delivered to you by mail.

4.     By appointing another person to go to the Meeting and vote your shares for you

•                  This person does not have to be a shareholder.

•                  Strike the names that are printed on the form of proxy and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to Computershare as instructed.

•                  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

At the Meeting, the person appointed should see the scrutineers from Computershare at the registration table.

B.    In person at the Meeting

You do not need to complete or return your form of proxy.

You should see a representative of Computershare before entering the Meeting to register your attendance at the Meeting.

Voting in person at the Meeting will automatically cancel any proxy you completed and submitted earlier.

How to vote — non-registered (or beneficial) shareholders

•                  These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

•                  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

A.    By proxy

•                  Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a Voting Instruction Form or a form of proxy in this package.

•                  In most cases, you will receive a Voting Instruction Form that allows you to provide your voting instructions by telephone, on the Internet or by mail or delivery. If you want to provide your voting instructions on the Internet, go to the website noted on your Voting Instruction Form, and follow the instructions on the screen.

•                  Alternatively, you may be a non-registered shareholder who will receive a Voting Instruction Form or receive a form of proxy which:

-                    is to be completed and returned, as directed in the instructions provided OR

-                    has been pre-authorized by your nominee indicating the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare by mail.

B.    In person at the Meeting

•                  We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the Meeting if you appoint yourself proxy holder by printing your name in the space provided on the Voting Instruction Form or form of proxy provided by your broker.

•                  Your vote will be taken and counted at the Meeting.

•                  Prior to the Meeting, you should see the scrutineers from Computershare at the registration table.

Completing the Form of Proxy

On any ballot that may be called for at the Meeting, the common shares of the Corporation represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon and, where a choice is specified, the common shares will be voted accordingly.

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the form of proxy.

When you sign the form of proxy, you authorize Dr. Martin Barkin or Mr. Brian King, who are directors or officers of the Corporation, or the individual that you have named on the form of proxy in accordance with the instructions provided herein, to vote or withhold from voting your shares for you at the Meeting according to your instructions on any ballot that may be called for.  If you specify a choice on your form of proxy with respect to any matter to be acted upon at the Meeting, your shares will be voted accordingly. If you return your form of proxy and do not tell us how you want to vote your shares, your vote will be counted:

•                  FOR electing the nominated directors who are listed in the management proxy circular

•                  FOR appointing Deloitte & Touche LLP as auditors

•                  FOR approving the amendments to the Stock Option Plan of DRAXIS Health Inc. and the 2006 Stock Option Plan

Your proxy holder will also vote your shares as he sees fit on any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, management is unaware of any such amendment, variation or other matter proposed or likely to come before the Meeting.

If you have appointed a person other than Dr. Barkin or Mr. King to vote your shares and you do not specify how you want your shares voted, your proxy holder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting.

If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.

Changing your vote

You can revoke a vote you made by proxy by:

•                  voting again by telephone or on the Internet before 10:00 a.m. (Eastern Time) on Tuesday, May 15, 2007;

•                  completing a form of proxy that is dated later than the form of proxy you are changing and mailing it or faxing it to Computershare so that it is received before 10:00 a.m. (Eastern Time) on Tuesday, May 15, 2007;

•                  sending a notice in writing to our Secretary, Ms. Alida Gualtieri, at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4 so that it is received before 10:00 a.m. (Eastern Time) on Tuesday, May 15, 2007. The notice can be from you or your authorized attorney;

•                  giving a notice in writing to the Chairman of the Meeting, at the Meeting or any adjournment. The notice can be from you or your authorized attorney.

How the votes are counted

The election of directors, the appointment of the auditors, the approval of the amendments to the Stock Option Plan of DRAXIS Health Inc. and the 2006 Stock Option Plan and all shareholder proposals will each be determined by a majority of votes cast at the Meeting by proxy or in person.  Computershare counts and tabulates the votes.

VOTING SHARES AND PRINCIPAL HOLDERS

The number of common shares entitled to be voted on each matter to be acted on at the Meeting as at March 19, 2007 is 41,895,473. Each registered holder of a common share as of March 19, 2007, the record date for Notice of the Meeting, will be entitled to one vote on each matter to be voted upon at the Meeting for each common share then held.

To the knowledge of the directors and officers of the Corporation as of March 19, 2007, Mackenzie Financial Corporation (“Mackenzie”) holds 4,511,900 common shares carrying 10.8% of the votes attached to all of the common shares entitled to be voted at the Meeting.

NORMAL COURSE ISSUER BIDS

On December 7, 2005, the Board of Directors authorized the purchase of up to 10% of the public float of the Corporation’s common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”).  The 2005 Issuer Bid enabled the Corporation to purchase on the open market through the facilities of the Toronto Stock Exchange (the “TSX”) up to 3,522,530 common shares for cancellation.  As at December 6, 2005, there were 41,652,271 common shares outstanding of which approximately 90% were widely held.  Pursuant to the acceptance by the TSX of the Notice of Intention to make a Normal Course Issuer Bid, which was received by the Corporation on December 13, 2005, the Corporation was authorized to purchase common shares under the 2005 Issuer Bid commencing on December 15, 2005, and until December 14, 2006, or until such earlier date when the Corporation purchased the maximum allowable number of shares or elected to terminate the bid.  As of December 14, 2006 (the last day of the 2005 Issuer Bid), the Corporation had purchased 788,800 common shares under the 2005 Issuer Bid for an average market price of $5.21, inclusive of commission, representing an aggregate consideration of $4,106,357.

On November 1, 2006, the Board of Directors authorized the purchase of up to 10% of the public float of the Corporation’s common shares through another Normal Course Issuer Bid (the “2006 Issuer Bid”) to be commenced after the terminated 2005 Issuer Bid.  The 2006 Issuer Bid enables the Corporation to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,397,011 common shares for cancellation, representing 10% of the 33,970,112 common shares in the public float as at December 14, 2006.  Pursuant to the acceptance by the TSX of the Notice of Intention to make a Normal Course Issuer Bid, which was received by the Corporation on December 18, 2006, the Corporation was authorized to purchase common shares under the 2006 Issuer Bid commencing on December 20, 2006, and may continue until December 19, 2007, or until such earlier date when the Corporation purchases the maximum allowable number of shares or elects to terminate the bid.  As of March 19, 2007, the Corporation had not purchased any common shares under the 2006 Issuer Bid.

ELECTION OF DIRECTORS

The following table lists certain information concerning the persons proposed to be nominated for election as directors.  The information as to common shares beneficially owned or controlled has been furnished by the respective nominees individually and is current as of March 19, 2007.

Name	Position with Corporation or Significant Affiliates and Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Controlled (#)	Options held (#)
MARTIN BARKIN, MD, FRCSC Ontario, Canada	President and Chief Executive Officer of the Corporation and Corporate Director	May 19, 1992	917,433	150,000

LESLIE L. DAN Ontario, Canada	Corporate Director and Chairman, Novopharm Limited (“Novopharm”) (pharmaceutical company)	December 10, 1993	53,356	75,000

GEORGE M. DARNELL(1)(2) Florida, United States	Corporate Director	November 26, 1996	104,875	75,000

ROLF H. HENEL(1)(2) New Jersey, United States	Corporate Director and Partner, Naimark Associates (healthcare consulting firm)	August 14, 2002	30,000	60,000

BRIAN M. KING(3)(4) Ontario, Canada	Chairman of the Corporation and Corporate Director	May 26, 1994	145,750	100,000

SAMUEL W. SARICK(1)(4) Ontario, Canada	Corporate Director and President, Samuel Sarick Limited (real estate development corporation)	March 31, 1989	930,724	75,000

BRUCE W. SIMPSON(1)(3) Texas, United States	Corporate Director and President & CEO, B.W. Simpson & Associates (healthcare consulting firm)	August 14, 2002	20,000	80,000

JOHN A. VIVASH(2)(3)(4) Ontario, Canada	Corporate Director and President & CEO, Tesseract Financial Inc. (financial consulting firm)	November 17, 1998	20,000	60,000

(1)             Member of the Audit Committee

(2)             Member of the Nominating and Corporate Governance Committee

(3)             Member of the Human Resources and Compensation Committee

(4)             Member of the Special Committee constituted in May 2006

All of the above persons are currently members of the Corporation’s Board of Directors with a term of office expiring immediately prior to the election of directors at the Meeting.

Each of the foregoing has held the principal occupation shown opposite his name for the last five years.

Every year, the Nominating and Corporate Governance Committee reviews the qualifications of those persons proposed for election to the Board of Directors and submits its recommendations to the Board of Directors for consideration.  The persons proposed for election are, in the opinion of the Board of Directors, well qualified to act as directors for the ensuing year.

Management of the Corporation does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.  Each director elected will hold office until the election of directors at the next annual general meeting of shareholders or until his successor is elected or appointed in accordance with the by-laws of the Corporation.

The following information is based on data furnished by the directors:

Martin Barkin, MD, B.Sc. (MED), MA, FRCSC, is President and Chief Executive Officer of the Corporation.  As of February 8, 2006, he became a member of the Board of Allon Therapeutics Inc. (TSX: NPC).  Dr. Barkin is a member of the Board of Directors and of the Compensation and Governance and Nominating Committees of Allon Therapeutics Inc.  Dr. Barkin served on the Board of Viventia Biotech Inc. until December 30th, 2005, at which date Viventia Biotech Inc.’s shares were delisted from the TSX and Dr. Barkin ceased to be a director.  Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Corporation in 1992 from KPMG where he was Partner and National Practice Leader for Health Care.  Before that, he was Deputy Minister of Health for the Province of Ontario and before that President and Chief Executive Officer of Sunnybrook Health Sciences Centre at the University of Toronto.  Dr. Barkin is a surgical specialist in Urology holding the rank of Professor at the University of Toronto, a former Research Scientist at University of Toronto and was Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.  He is also a member of the Board of Directors of Teva Pharmaceutical Industries Limited (NASDAQ: TEVA).

George M. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has over 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm. He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN) and a director, Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees of Penwest Pharmaceuticals Co. (NASDAQ: PPCO).

Brian M. King is Chairman of the Board of Directors of the Corporation.  He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director and Chairman of the Compensation Committee of Onex Corporation (TSX: OCX) and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry and is a director of Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK)

John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy, and director and member of the Nominating and Corporate Governance Committee of Cangene Corporation (TSX: CNJ).  He is also a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.  In addition, the Corporation is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance in NP 58-201, the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the corporate governance reforms of The NASDAQ Stock Market, Inc. (the “NASDAQ Rules”).  The Board of Directors believes that the Corporation’s corporate governance practices satisfy the recommendations and rules contained in these various regulations.  The Corporation’s policies and practices for corporate governance are set out below.

Code of Ethics and Business Conduct

In April 2004, the Corporation amended its existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct (the “Code”) in light of its continued commitment to honesty and integrity in the conduct of its business.  The Code applies to all of the Corporation’s directors, officers and employees, including its Chief Executive Officer, its Chief Financial Officer and all employees of the Corporation’s subsidiaries.  The Code is available on the Corporation’s website at www.draxis.com and was filed on SEDAR (www.sedar.com) on August 31, 2005.

In accordance with the terms of the Code, the Audit Committee receives quarterly reports from the Vice President, Administration and Shared Services on any concerns raised regarding accounting, internal accounting controls and auditing matters.  The Board of Directors monitors compliance with the Code by receiving quarterly reports from the Audit Committee regarding any concerns raised.  Complaints received by any officer concerning any violation of the Code are brought to the attention of the Board of Directors.  The Code is distributed and signed by each of the Corporation’s employees when they are hired and it is available on the Corporation’s intranet and in each employee handbook.  Information sessions are given to employees on the contents and application of the Code.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation.  In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of the Corporation.  In April 2004, the Board of Directors adopted a detailed Charter.  The Charter is available on the Corporation’s website at www.draxis.com and is attached hereto as Schedule ”A”.  The Charter specifies that the Board of Directors is responsible for:

(i)                                     Adopting a strategic planning process for the Corporation;

(ii)                                  Adopting a communications policy for the Corporation;

(iii)                               Overseeing the financial integrity of the Corporation;

(iv)                              Monitoring compliance with the corporate objectives of the Corporation;

(v)                                 Approving and ascertaining that the Corporation monitors adherence to its Code of Ethics and Business Conduct;

(vi)                              Appointing the Chief Executive Officer (the “CEO”), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

(vii)                           Ensuring that appropriate structures and procedures are in place so that the Board of Directors can function independently from management;

(viii)                        Establishing performance measures for the Corporation and its management;

(ix)                                Monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

(x)                                   Approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

(xi)                                Approving the Corporation’s legal structure, name and logo; and

(xii)                             Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

There are five regularly scheduled Board of Directors meetings per year.  However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

The following table sets out the attendance of directors at Board of Directors meetings and meetings of Committees of the Board of Directors of which they were members in 2006:

Director	Board Meetings Attended	Committee Meetings Attended
Martin Barkin	7 / 8	16 / 19(1)
Leslie L. Dan	5 / 8	—
George M. Darnell	8 / 8	9 / 9
Rolf H. Henel	8 / 8	8 / 9
Brian M. King	8 / 8	10 / 10
Samuel W. Sarick	8 / 8	9 / 12
Bruce W. Simpson	8 / 8	8 / 8
John A. Vivash	8 / 8	14 / 14

(1)             Members of management are not members of any Committee of the Board of Directors, but regularly attend portions of Committee and Board of Directors’ meetings by invitation.  The Committees of the Board of Directors meet in camera without management present when appropriate.

Position Descriptions

In April 2004, the Corporation adopted terms of reference for each of the Non Executive Chair of the Board of Directors, the Committee Chairs and the CEO setting out the key responsibilities of each of these individuals.

The terms of reference for each of the Non Executive Chair of the Board of Directors (the “Chair of the Board”) and the Committee Chairs provide that each of these individuals is to be an independent director, has unfettered two-way communication with all senior officers and reports to and maintains open communication with the CEO, in the case of the Chair of the Board, the Chair of the Board, in the case of the Committee Chairs, as well as with the independent auditor, in the case of the Chair of the Audit Committee.  The primary role of the Chair of the Board and of the Committee Chairs includes ensuring that the Board of Directors or the relevant Committee, as the case may be, functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively.

The terms of reference for the CEO provide that the CEO reports to and maintains open communication with the Chair of the Board.  The terms of reference for the CEO provide that the CEO is to provide overall leadership and vision in developing, in concert with the Board of Directors, the strategic direction of the Corporation, and in developing the strategies and business plans necessary to realise corporate objectives.  They also provide that it is the CEO’s responsibility to manage the overall business of the Corporation to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board of Directors, and financial and operational objectives are attained.

Copies of the position descriptions may be found in the Corporation’s Form 20-F for the year ended December 31, 2006 which will be filed as of March 30, 2007 with the SEC (www.sec.gov) and filed with Canadian securities regulatory authorities on SEDAR (www.sedar.com).

Composition of the Board of Directors

The Board of Directors has reviewed its composition to determine which of the directors may be considered “independent” within the meaning of that term as defined in NI 58-101.  A director who does not have any direct or indirect “material relationship” with the Corporation is considered independent. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors, currently composed of eight members, has considered the relationship of each of the directors to the Corporation and has determined that six of the eight directors are independent.  Messrs. Darnell, Henel, King, Sarick, Simpson and Vivash are considered to be independent directors.  Dr. Martin Barkin, President and Chief Executive Officer of the Corporation, is not considered to be an independent director since he is an employee of the Corporation.  Mr. Leslie Dan is not considered to be an independent director because he was an executive officer of Viventia Biotech Inc. at a time when Dr. Barkin, currently an executive officer of the Corporation, was a member of the Compensation Committee of that company.  In accordance with the provisions of Multilateral Instrument 52-110, Mr. Dan will be deemed to be a non-independent director until December 30, 2008.

The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.  He brings a skill set and knowledge base which is beneficial to the Corporation and his participation as a director contributes to the effectiveness of the Board of Directors.  In addition, when it determines that it would be appropriate to do so, the Board of Directors sets aside, during its regularly scheduled meetings, time for meeting without any member of management (including the CEO) or any non-independent directors present.  Since January 1, 2006, 6 meetings have been so held.

The Board of Directors has adopted a practice that the Chairman of the Board of Directors and the CEO of the Corporation are separate individuals.  Mr. Brian King, the Chairman of the Board of Directors, is an independent director.   The Chairman provides leadership to the Board of Directors with respect to its functions as described in the Board of Directors’ mandate and oversees the logistics of the operations of the Board of Directors.

The Board of Directors requires that any director recuse himself from any decision to be made in any transaction in which the director has a material interest.

See “Election of Directors” for the names of the other issuers, including reporting issuers, of which the above-mentioned directors are directors.

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee.  To maintain appropriate independence, no members of management sit on any of the three standing committees.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

Committees of the Board of Directors and individual Board members may engage independent consultants and outside advisors at the expense of the Corporation, where reasonable and appropriate, to assist them in discharging their responsibilities.

The following is a summary of Committee meetings held in 2006:

Audit Committee	5
Human Resources and Compensation Committee	3
Nominating and Corporate Governance Committee	4
Special Committee	7

Audit Committee

The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures and internal controls.  The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board of Directors and communicating regularly with the Corporation’s external auditors.

The Corporation believes the oversight responsibility of the Committee provides a key stewardship role for the Committee in the Corporation’s financial disclosure issues, internal controls, risk management, corporate finance and related matters.

In reviewing the audited financial statements of the Corporation, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.  In addition, the Committee discusses with the Corporation’s Independent Registered Chartered Accountants (in Canada known as “auditors”) the overall scope and plans for their audit.  The Committee meets with the Independent Registered Chartered Accountants, with and without management present, to discuss the results of their examination and the overall quality of the Corporation’s financial reporting.  The Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such regulations and practices.

In February 2007, May 2005, February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The Charter is available on the Corporation’s website at www.draxis.com and is attached to the Corporation’s Form 20-F for the year ended December 31, 2006 which will be filed as of March 30, 2007 with the SEC (www.sec.gov) and filed with Canadian securities regulatory authorities on SEDAR (www.sedar.com).  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Reviewing the integrity of the consolidated financial statements of the Corporation;

•                  Recommending to the Board of Directors the appointment of the Independent Registered Chartered Accountants and reviewing the Independent Registered Chartered Accountants’ qualifications and independence;

•                  Reviewing the performance of the Corporation’s Independent Registered Chartered Accountants;

•                  Reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•                  Reviewing financial information contained in public filings of the Corporation prior to filing;

•                  Reviewing earnings announcements of the Corporation prior to release to the public and any other press release containing financial information;

•                  Overseeing the Corporation’s systems of and compliance with internal financial controls and management’s reporting on internal controls and risk management;

•                  Reviewing the Corporation’s auditing, accounting and financial reporting processes; and

•                  Dealing with all complaints regarding accounting controls and auditing matters.

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation or its subsidiaries by its Independent Registered Chartered Accountants.

The Committee is currently composed of four directors, all of whom are independent directors and all of whom are financially literate.  The members of the Audit Committee are Messrs. Samuel Sarick (Chairman), Bruce Simpson, George Darnell and Rolf Henel.  Mr. Henel is the Corporation’s designated financial expert in accordance with applicable regulatory and legislative requirements.  The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation, or affect the duties, obligations or liability of any other member of the Audit Committee.  Additional information related to the Audit Committee may be found in the following sections of the Corporation’s Annual Information Form (Form 20-F) to be filed with respect to the 2006 fiscal year: Item 6 — Directors, Senior Management and Employees - Audit Committee; Item 16A - Audit Committee Financial Expert, and Item 16C — Principal Accountant Fees and Services.

In May 2003, the Audit Committee also established “whistleblowing” procedures for the confidential submission of concerns by employees of the Corporation or any of its subsidiaries about accounting, internal controls or auditing issues.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior management.  In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management.

Each of the three current members of the Committee is an independent director.  The members of the Human Resources and Compensation Committee are Messrs. Brian King (Chairman), Bruce Simpson and John Vivash.

In May 2005, the Board of Directors approved amendments to the Charter for the Human Resources and Compensation Committee, which was initially approved in April 2004.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

•                  Management’s succession plans for executive officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

•                  Compensation philosophy of the organization, including a compensation strategy and compensation policies for executive officers, as proposed by the CEO;

•                  Recommendations to the Board of Directors for the appointment of the CEO and other executive officers, corporate objectives that the CEO and such other executive officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO’s performance, and providing advice and counsel in the execution of his duties;

•                  Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of the Corporation and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the CEO;

•                  Compensation for executive officers, annual adjustment to executive officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the CEO;

•                  Employment and termination arrangements for executive officers;

•                  Adoption of new or significant modifications to pay and benefit plans;

•                  Significant changes to the Corporation’s organizational structure relating to human resources function;

•                  The Committee’s proposed executive compensation report to be contained in the Corporation’s annual Management Proxy Circular;

•                  Management development programs for the Corporation;

•                  Any special employment contracts or arrangements with executive officers of the Corporation including any contracts relating to a change of control;

•                  Remuneration for members of the Board of Directors and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

•                  Compliance by the Corporation and its subsidiaries with all applicable employment and labour legislation; and

•                  The performance of the Committee and the effectiveness of the Committee’s members.

There is currently no set date for the retirement of the existing CEO.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board of Directors proposed for election to the Board of Directors, recommending new candidates for Board of Directors membership, monitoring the composition of the Board of Directors and suggesting appropriate changes.  It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions).  It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

Each of the three current members of the Committee is an independent director.  The members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (Chairman), George Darnell and Rolf Henel.

In May 2005, the Board of Directors approved amendments to the Charter for the Nominating and Corporate Governance Committee, which was initially approved in April 2004.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Establishing a policy and procedure for identifying and selecting potential nominees for the Board of Directors, including considering the competencies and skills that the Board of Directors should possess and the competencies and skills of each existing and potential director;

•                  Monitoring Board of Directors size and composition and suggesting changes in this respect where appropriate;

•                  Recommending annually members for election to the Board of Directors;

•                  Identifying and recommending new candidates for Board of Directors membership;

•                  Developing the Corporation’s approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board of Directors;

•                  Preparing and reviewing with the Board of Directors an annual performance evaluation of the effectiveness of individual Board members and the Board of Directors and its Committees.  The assessment of the Board of Directors examines its effectiveness as a whole and specifically reviews areas that the Board of Directors and/or management believe could be improved to ensure the continued effectiveness of the Board of Directors in the execution of its responsibilities;

•                  Developing and recommending to the Board of Directors standards to be applied to assess material relationships between the Corporation and its Directors in accordance with conflict of interest standards;

•                  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Corporation and to ensure such risks are appropriately identified in the Corporation’s public disclosure documentation;

•                  Revising, as appropriate, in accordance with best practices and legal requirements, the Code of Ethics and Business Conduct for directors, officers and employees as well as the Disclosure and Insider Trading Policy for the Corporation to address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

•                  Monitoring compliance with any Board of Directors mandated Director minimum shareholding requirements and monitoring attendance by Directors at Board of Directors and Committee meetings;

•                  Reviewing the Charter periodically and recommending any changes required to its scope and content to the Board of Directors; and

•                  Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Special Committee

As stated above, from time to time, special committees of the Board of Directors are appointed to consider special issues.  On May 10, 2006, the Board constituted a Special Committee comprised of Mr. Brian King, Mr. Sam Sarick and Mr. John Vivash, each an independent director, in order to examine the long term strategy of the Corporation and the opportunities available to it and its subsidiaries for long term growth.  This Committee is currently inactive.

Decisions Requiring Approval by the Board of Directors

In addition to those matters that must, by law, be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Corporation require prior approval of the Board of Directors.  These matters include:

(i)                                     the approval of the quarterly and annual financial statements and earnings announcements;

(ii)                                  the approval of management’s discussion and analysis of financial results;

(iii)                               the approval of the Corporation’s strategic business plans and directions;

(iv)                              any related party transaction or any transaction involving any officer or director, regardless of materiality; and

(v)                                 any disposition or expenditure in excess of $1,000,000.

Orientation of New Directors and Continuing Education

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Corporation’s facilities and to meet with management and other members of the Board of Directors to discuss and understand the Corporation’s business.  With respect to continuing education of the Directors, detailed documentation and presentations are regularly provided to Directors relating to the current business plan and current policies of the Corporation as well as ongoing developments in the industry areas in which the Corporation operates as well as legislative changes affecting the Corporation.  All of the Corporation’s executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in December 2006, the Directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues relating to Board of Directors responsibility, operations and effectiveness.  The results of this survey were forwarded to the Chairman of the Nominating and Corporate Governance Committee, who shared the results with all of the Board members.  In December 2006, Directors also completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board of Directors.  The Chairman of the Nominating and Corporate Governance Committee advised each director of the assessment so received and forwarded a copy of each of the assessments to the Chairman of the Board.

CEO Performance

On an annual basis, the Corporation’s President and CEO circulates proposed operating and strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board of Directors met in December 2006 to review the Corporation’s one year operating plan and three year strategic plan.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance against the goals established and agreed to and recommends his compensation to the Board of Directors as a whole.  For a description of certain factors considered by the Human Resources and Compensation Committee in this regard, see “Report of Human Resources and Compensation Committee — Compensation of the Chief Executive Officer”.

Shareholder Feedback and Communication

The Corporation maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Corporation.  In addition, investor relations experts are retained from time to time by the Corporation to advise on issues and best practices for investor relations.  The Corporation communicates regularly with its shareholders through annual and quarterly reports.  At the Corporation’s annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Corporation’s business.  Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Corporation.  Information about the Corporation, including annual reports, interim financial reports and recent news releases, are also available on the Corporation’s website at www.draxis.com.  In addition, the Corporation provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Operating Officer, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors’ Expectations of Management

Management is responsible for the day-to-day operations of the Corporation and is expected to implement the approved operating and strategic business plans within the context of authorized budgets and corporate policies and procedures. The information which management provides to the Board of Directors is critical.  Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation and any legislative changes which affect the Corporation.  The Board of Directors monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2006, 2005, and 2004 in respect of each of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer, and each of the Corporation’s three most highly compensated executive officers other than the CEO and CFO and who received salary and bonus in excess of $150,000 in the 2006 fiscal year (the “Named Executive Officers”).

									Long Term
			Annual Compensation						Compensation
								Other
								Annual	Long Term
								Compen-	Compen-		All Other
								sation	sation	LTIP	Compen-
			Salary		Bonus			(1)	Awards	Payouts	sation
Name & Principal Position	Year		Cash ($)	DSU Election(2) ($)	Cash ($)	DSU Election(2) ($)		($)	Securities Under Options Granted (#of common shares)	($)	($)
Martin Barkin, MD	2006		468,750	nil	219,633	nil		25,053	50,000	nil	156,873	(3)
President &	2005		450,000	nil	91,432	nil		23,355	50,000	nil	1,611,000	(4)
Chief Executive	2004		400,000	nil	154,600	nil		40,880	nil	nil	711,525	(5)
Officer

Mark Oleksiw	2006		232,500	nil	87,150	nil		12,391	25,000	nil	nil
Chief Financial	2005		225,000	nil	37,587	nil		11,150	25,000	nil	nil
Officer	2004		200,000	nil	65,320	nil		8,217	nil	nil	16,434	(6)

Dan Brazier	2006		320,000	nil	122,957	100,000	(7)	15,694	25,000	nil	nil
Chief Operating	2005		290,000	nil	48,333	nil		13,666	75,000	nil	61,475	(8)
Officer	2004		254,500	nil	85,218	nil		19,533	100,000	nil	nil

John Durham	2006		300,000	nil	116,160	nil		16,229	25,000	nil	nil
President,	2005		300,000	nil	15,650	nil		14,386	25,000	nil	nil
DRAXIS	2004		262,000	nil	95,380	nil		20,636	nil	nil	nil
Pharma division

Jean-Pierre Robert	2006		296,250	nil	101,929	nil		10,409	25,000	nil	nil
President,	2005	(9)	183,606	nil	45,206	nil		594	100,000	nil	nil
DRAXIMAGE
division

(1)          “Other Annual Compensation” includes payment of insurance premiums and a payment equal to 5% of the Named Executive Officers’ base salary from the period of January 1st, 2006 to April 30th, 2006 and 4% from the period of May 1st, 2006 to December 31, 2006 for RRSP purposes in accordance with the terms of their employment with the Corporation.  Prior to May 1st, 2006 the payments equalled 5% of the Named Executive Officers base salary.

(2)          Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units (“DSU”) and are in addition to the cash amounts specified.  See “Incentive Plans — Deferred Share Unit Plan”.

(3)          Dr. Barkin realized a non cash value of $156,873 from the exercise of 130,125 options in 2006.  This value is included in income for tax purposes.

(4)          Dr. Barkin realized a non cash value of $1,291,000 from the exercise of 400,000 options in 2005. This value is included in income for tax purposes.  In addition,  $320,000 was contributed pursuant to his Retirement Compensation Agreement.  See “Executive Compensation — Employment Contracts and Termination of Employment”.

(5)          Dr. Barkin received $480,000 in 2004 as payment of his Retirement Compensation Allowance.  See  “Executive Compensation — Employment Contracts and Termination of Employment”.  In addition, he realized an aggregate value of an amount of $231,525 from the exercise of 67,500 options in 2004.  This value is included in income for tax purposes.

(6)          Mr. Oleksiw realized a non cash value of $16,434 from the exercise of 6,667 options in 2004.  This value is included in income for tax purposes.

(7)          Mr. Brazier elected to receive his 2006 special bonus of an amount of $100,000 in Deferred Share Units.  See “Incentive Plans — Deferred Share Unit Plan”.

(8)          Mr. Brazier realized a non cash value of $61,475 from the exercise of 15,000 options in 2005.  This value is included in income for tax purposes.

(9)          Mr. Robert joined the Corporation as President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc., on May 9th, 2005.

Incentive Plans

Philosophy

The Corporation’s philosophy is to link employee compensation to the success of the Corporation and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation Allowance for Dr. Barkin set forth under “Employment Contracts and Termination of Employment”, the Corporation does not provide any form of pension program to its senior management.

The Corporation has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan, Deferred Share Unit Plan, Employee Group Registered Retirement Savings Plan and Non-Executive Long Term Incentive Plan.

Equity Compensation Plan Information

The following table sets forth the number of securities of the Corporation authorized for issuance under equity compensation plans as at December 31, 2006:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities emaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	2,257,995	CDN$4.23	1,500,000
Equity compensation plans not approved by security holders	nil	nil	nil
Total	2,257,995	CDN$4.23	1,500,000

(1)             As of May 18, 2006, no additional options may be issued under the Stock Option Plan of DRAXIS Health Inc.  See “Executive Compensation — Incentive Plans — Stock Option Plan of DRAXIS Health Inc.”.

2006 Stock Option Plan

Intention and Participants — This plan was approved by the Shareholders of the Corporation on May 18, 2006 to assist and encourage directors, officers and employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation and its subsidiaries by providing such persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation.

Maximum Common Shares Issuable — In 2006 the shareholders authorized, at the Corporation’s annual meeting on May 18, 2006, the issuance of up to 1,500,000 common shares under this plan.  As at March 19, 2007, 420,000 options have been granted and are outstanding under this plan, representing 1.0% of the Corporation’s issued and outstanding capital as at March 19, 2007.  As at March 19, 2007, 1,080,000 common shares remain reserved for further option grants representing 2.6% of the Corporation’s issued and outstanding capital as at such date.  The maximum number of common shares that may be reserved for issuance to insiders pursuant to options granted under the plan and any other share compensation arrangement is 10% of the number of common shares outstanding and the maximum number of common shares that may be issued to insiders within one year period is 10% of the number of common shares outstanding.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Corporation.

Determination of Number, Price and Term of Options — The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer or employee, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  The exercise price of common shares subject to an option will be determined by the Board at the time of grant and will not be less than the market price of the common shares at the grant date, calculated as the closing price of a board lot of the common shares on the TSX on the last trading day immediately preceding the grant date or, if the common shares did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for a board lot of the common shares at the close of trading on such last trading day.

Dilution Guideline — The Corporation has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Corporation’s outstanding common shares. As at March 19, 2007, the number of common shares so issuable under the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. was 5.5% of the Corporation’s outstanding common shares.

Vesting — The period during which any option may be exercised is determined by the Board of Directors at the time at which the option is granted and shall be no later than ten years from the grant date.

Assignability — Options are non-assignable and non-transferable.

Termination of Employment, Permanent Disability or Death of an Option Holder — If an option holder ceases to hold office as a director, officer or employee of the Corporation during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.  In the event of the total and permanent disability of an option holder, the exercisable options may be exercised for a period of six months after the date on which the Board of Directors has determined that the option holder is permanently disabled or for such longer period as the Board of Directors may approve. In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder’s executors or personal representatives within six months of the option holder’s death or for such longer period as the Board of Directors may approve.

Amendment of Plan — The Board of Directors may amend, suspend or terminate the 2006 Stock Option Plan at any time, provided that no such amendment, suspension or termination may occur without obtaining any required regulatory or shareholder approval or prejudice the rights of any optionholder under any option previously granted to the optionholder without the consent or deemed consent of the optionholder.  An amendment to the amending provision of the plan will be presented to shareholders for approval at the Meeting.  See “Special Business — Approval of the Amendments to the Stock Option Plan of DRAXIS Health Inc. and the 2006 Stock Option Plan”.

Grant of Options in 2006 — No options were awarded under the 2006 Stock Option Plan in 2006.  Between January 1, 2007 and March 19, 2007, 420,000 options were awarded under the 2006 Stock Option Plan.

Stock Option Plan of DRAXIS Health Inc.

Options Available for Future Grants — No additional options are available for issuance under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Intention and Participants — This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Corporation and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable — In 2001 the shareholders authorized, at the Corporation’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 19, 2007, 1,884,660 options have been granted and are outstanding under this plan and the same number of shares remain reserved for issuance, representing 4.5% of the Corporation’s issued and outstanding capital as at that date.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Corporation.  No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Determination of Number, Price and Term of Options — The Board of Directors determined the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option could be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Dilution Guideline — The Corporation established a guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Corporation’s outstanding common shares. As at March 19, 2007, the number of common shares so issuable was 4.5% of the Corporation’s outstanding common shares.

Vesting — The period during which any option could be exercised was determined by the Board of Directors at the time at which the option was granted and is no later than ten years from the grant date.

Assignability — Options are non-assignable and non-transferable.

Termination of Employment, Permanent Disability or Death of an Option Holder — If an option holder ceases to hold office as a director, officer or employee of the Corporation during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.  In the event of the total and permanent disability of an option holder, the exercisable options may be exercised for a period of six months after the date on which the Board of Directors has determined that the option holder is permanently disabled or for such longer period as the Board of Directors may approve. In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder’s executors or personal representatives within six months of the option holder’s death.

Amendment of Plan — The Board of Directors may terminate the Stock Option Plan of DRAXIS Health Inc. at any time or amend the plan at any time with the consent of the TSX.  Security holder approval of termination of or amendments to the plan is not required by the terms of the plan.  An amendment to the amending provision of the plan will be presented to shareholders for approval at the Meeting.  See “Special Business — Approval of the amendments to the Stock Option Plan of DRAXIS Health Inc. and the 2006 Stock Option Plan”.

Aggregate Option Grants to Named Executive Officers — 150,000 options under the Stock Option Plan of DRAXIS Health Inc. were awarded between January 1st and May 18, 2006 to Named Executive Officers and 180,000 options were awarded between January 1st and May 18, 2006 to other eligible participants.  As of May 18, 2006, no options have been awarded under this plan and no further options shall be awarded under this plan.

The following table sets forth all of the options of the Corporation granted to Named Executive Officers as of December 31, 2006:

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Martin Barkin, MD	50,000	15.2	$5.05	$5.05	December 31, 2010
President & Chief
Executive Officer

Mark Oleksiw	25,000	7.6	$5.05	$5.05	December 31, 2010
Chief Financial Officer

Dan Brazier	25,000	7.6	$5.05	$5.05	December 31, 2010
Chief Operating Officer

John Durham	25,000	7.6	$5.05	$5.05	December 31, 2010
President,
DRAXIS Pharma division

Jean-Pierre Robert	25,000	7.6	$5.05	$5.05	December 31, 2010
President,
DRAXIMAGE division

(1)             All of the above options have a three year vesting period with one-third of the options vesting in each of the three years from the date of grant. All options were granted in accordance with the Stock Option Plan of DRAXIS Health Inc.

(2)             The Exercise Price of the options was determined by the Board of Directors in accordance with the provisions of the Stock Option Plan of DRAXIS Health Inc.

Options Exercised during last fiscal year and financial year-end option values

The following table sets forth individual exercises of options by the Named Executive Officers during the financial year ended December 31, 2006 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options at December 31, 2006 ($) Exercisable/ Unexercisable
Martin Barkin, MD	130,125	156,873	275,000 / 50,000	374,000 / 19,000
President & Chief Executive Officer

Mark Oleksiw	nil	nil	38,333 / 125,000	30,883 / 335,500
Chief Financial Officer

Dan Brazier	nil	nil	126,667 / 208,333	177,983 / 378,167
Chief Operating Officer

John Durham	nil	nil	25,000 / 125,000	4,750 / 335,500
President, DRAXIS Pharma division

Jean-Pierre Robert	nil	nil	16,667 / 108,333	4,750 / nil
President, DRAXIMAGE division

Deferred Share Unit Plan

Intention — To further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Corporation.

Mechanism — Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board of Directors of the Corporation.

Participants — Members of senior management of the Corporation designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units — Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Corporation for any reason.  The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share of the Corporation at the time of redemption.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2005, 2006 and 2007 — The following table summarizes the elections under this plan by Named Executive Officers for the last three fiscal years of the Corporation:

Deferred Share Unit Elections

	2005				2006				2007
	Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	$	%	$	%	$	%	$	%	$	%	$
Martin Barkin(1)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
Dan Brazier(2)	nil	nil	nil	nil	nil	nil	100	100,000	nil	nil	nil	nil

1)                 As at March 19, 2007, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was $1,277,936.

2)                 As at March 19, 2007, Mr. Brazier had a total of 19,802 Deferred Share Units and the value of his interest in this plan at said date was $135,644.

Employee Group Registered Retirement Savings Plan

Intention — To provide a cost-sharing program for employees of the Corporation and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism — Commencing 12 months after continuous employment, employees of the Corporation and its subsidiaries are entitled to receive a discretionary payment from the Corporation which matches employee contributions on a dollar-for-dollar basis towards an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Corporation.

Participants — Participation is open to all full and part time permanent Canadian employees of the Corporation and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

Commencement Date — The plan commenced on January 1, 2002, but employee matching contributions were not required for 2003, 2004 and 2005.  In 2006, matching contributions were required.

Non-Executive Long Term Incentive Plan

Intention - This plan was approved by the Board of Directors on December 6, 2005.  Its purposes are: (i) to align the interests of eligible employees with the interests of the shareholders of the Corporation; (ii) to attract and retain key employees; and (iii) to ensure that key employees’ incentives and rewards are consistent with the strategic business initiatives of the Corporation and to achieve divisional and corporate financial goals to enhance shareholder value.

Mechanism — The maximum plan award for any two-year cycle is established by the Board of Directors at the beginning of each cycle and is a percentage of a participant’s average annual base salary for the cycle.  A portion of the maximum plan award is determined based on the Corporation’s cumulative earnings per share (“EPS”) target for the cycle (“Financial Portion”) and a portion of the maximum plan award is determined based on the performance of the individual participant during the cycle (“Performance Portion”).  The maximum percentage of the plan award comprised of the Financial Portion and the maximum percentage of the plan award comprised of the Performance Portion are identical for all participants within each cycle and are established by the Board of Directors.  The portion of the maximum potential Financial Portion and the maximum potential Performance Portion that a participant will be awarded depends upon the EPS achieved during the cycle and whether the participant has achieved his or her performance objectives, respectively.  The plan is administered by the President and Chief Executive Officer of the Corporation under the supervision of the Board of Directors.  All plan awards are paid in cash within 90 days of the end of a cycle.

Participants — Members of senior management of the Corporation who are full time employees may be selected to participate in the plan.  Members of the Executive Committee and those senior managers of the Corporation who participate in an established incentive or participation plan of the Corporation are excluded from participating in this plan.  Each of the Named Executive Officers may not participate in the plan.

Subsidiary Long Term Incentive Plans

DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention — To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DRAXIS Specialty Pharmaceuticals Inc. (“DRAXIMAGE”), for increasing the value of the division and therefore enhancing shareholder value of the Corporation as a whole.

Mechanism — The terms of this plan provide that, subject to the achievement of certain conditions, the Corporation will make payments to plan participants in the form of cash based on the increase in the fair market value of DRAXIMAGE as of the date of the onset of the Plan and the date of termination of the Plan.

Participants — Selected members of senior management of DRAXIMAGE as designated by the Corporation.  Mr. Jean-Pierre Robert participates in this plan but received no award under the plan in 2006.

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention — In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (as of January 1, 2005 known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of the Corporation and to allow management to share in the benefits of that value creation.

Mechanism — The terms of this plan provide that eligible participants have a right to receive the cash value of phantom equity shares of DRAXIS Pharma on the plan expiry date or other designated termination event.  In order for an eligible participant to receive a termination distribution amount with respect to this plan, certain financial ratios must be met by DRAXIS Pharma.

Participants — Selected members of senior management of the DRAXIS Pharma division as designated by the Corporation.  Mr. John Durham participates in this plan, but received no award under the plan in 2006.

Employment Contracts and Termination of Employment

As senior management joins the Corporation, the Corporation enters into employment agreements with these individuals.  The agreements with the Named Executive Officers provide for the compensation in the amounts set forth under “Executive Compensation - Summary Compensation Table”.

At the time of his joining the Corporation in 1992, Dr. Barkin was entitled to receive a payment equal to three times his annual remuneration in the event of the termination of his employment without cause.  In the event of a termination without cause following a defined change of control of the Corporation, Dr. Barkin is entitled to receive an amount equal to five times his annual remuneration.

On September 24, 2003, the Corporation, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Barkin to phase out the liability of the Corporation under the termination without cause provisions of his employment agreement by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of $1.4 million.  The RCA payment was payable as follows:

(i)                                     $600,000 which was paid in August 2003; and

(ii)                                  the remaining $800,000 which was paid in equal quarterly instalments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005.  There is currently no sum outstanding to be paid under the RCA.

Dr. Barkin’s employment agreement was amended in 2003 to provide that as of the last RCA payment, the Corporation shall have no liability towards Dr. Barkin with respect to the termination without cause provisions of his employment agreement, other than following a defined change of control.  In the event of a termination without cause following a defined change of control of the Corporation, all payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event which is an amount equal to five times his annual remuneration.

In the event of the termination of his employment without cause other than following a defined change of control, Mr. Oleksiw, Mr. Durham, Mr. Brazier or Mr. Robert, as the case may be, is entitled to receive a payment equal to one year of base salary.

In the event of the termination of his employment without cause following a defined change of control of the Corporation, Mr. Oleksiw or Mr. Brazier, as the case may be, is entitled to receive a payment equal to two times his total annual remuneration.  In the event of the termination of his employment without cause following a defined change of control of the Corporation, Mr. Durham or Mr. Robert, as the case may be, is entitled to receive a payment equal to two years of base salary.

Report of Human Resources and Compensation Committee on Executive Compensation

Composition of the Committee — Messrs. Brian King, Bruce Simpson and John Vivash are members of the Committee.  None of these persons are or have been officers or are employed by the Corporation or its subsidiaries.  Each of the members is “independent” within the meaning of Canadian National Instrument 58-101.  The composition of this Committee did not change during the year ended December 31, 2006.

Meetings — The committee meets as required but at least two (2) times a year.  During the fiscal year ended December 31, 2006, there were three (3) meetings of the Committee.

Mandate — To review and approve executive compensation policies and levels for executive officers as proposed by the Chief Executive Officer (“CEO”) in accordance with the mandate of the Committee as set out in its Charter (see “Committees of the Board of Directors — Human Resources and Compensation”).

Philosophy

•                                          To emphasize “at risk” performance-based annual executive compensation by ensuring that incentive based compensation comprises a significant component of senior executives’ total compensation.

•                          To assist in attracting and retaining qualified and experienced executives.

•                                          To motivate executives to achieve individual and group performance objectives consistent with creating shareholder value by linking long term executive compensation to such value.

•                                          To weigh qualitative factors as a whole in assessing the individual performance of senior management by considering matters such as leadership ability, the management of major projects and the specific tasks allocated to executives.

Executive Compensation Components

1.             Base Salaries

Executive base salaries are set annually in the appropriate salary range, based on the executive’s experience, responsibilities and expected performance.  The Committee regularly reviews the competitiveness of executive compensation, which includes CEO compensation, in order to determine if market conditions are met.

Mercer Human Resources Consulting Limited (“Mercer”) was engaged in November 2005 to provide the Corporation with advice on compensation of the CEO for the 2006 financial year and on trends in compensation for senior executives in comparable companies.  Decisions made by the Corporation with respect to the compensation of the CEO and other senior executives are its own responsibility and may reflect factors and considerations other than the information provided to the Corporation by Mercer.

In addition, in 2006 the Committee used data obtained from a third-party cross-Canada cash compensation survey which comprised data from 448 companies.  The Committee also reviewed five management proxy circulars of Canadian companies in the pharmaceutical and biotechnology sector and five management proxy circulars of U.S. companies in the pharmaceutical and biotechnology sector to determine whether the range of the compensation paid to the Named Executive Officers and other senior executives by the Corporation reflected market conditions.  According to this review, it was determined that the compensation paid to executives is on average in the last third of the median salary range.

Named Executive Officers and other senior executives may choose to receive up to 20% of their Base Salary in Deferred Share Units.  See “Executive Compensation — Deferred Share Unit Plan”.

2.             Annual Bonuses

Bonus awards for individual executives, including the CEO, are determined through a formula which includes an assessment of corporate performance against corporate objectives, an assessment of business unit performance against business unit objectives, where applicable, and by an assessment of the individual’s performance against the personal non-financial objectives set out in the annual review process. The maximum percentage of annual bonus to be received by each executive is set out in each executive’s employment agreement.  Fifty percent of the bonus is based on the Corporation’s financial performance and the other fifty percent is based on the achievement of the individual performance against personal objectives.  Discretionary bonuses are also available for individual executives where the Committee believes such an award is merited.

Bonus eligibility for financial achievement normally begins at the 95th percentile of achievement and maximizes at the 105th percentile.

Corporate financial performance objectives generally relate to the achievement of budgeted profitability, revenue growth, expense management and the acquisition of products and businesses.

Business unit performance objectives generally relate to the achievement of budgeted operating profitability.

Personal performance objectives generally relate to individualized financial and non-financial objectives for executives which are established each year with the executive.  They are assessed according to a rating scale with full points given for on-time achievement of objectives and no points given for objectives for which no activity has been commenced.

In 2006, the bonuses paid to senior executives, including the CEO, were based on achievement of corporate financial objectives, business unit performance objectives, where applicable, and achievement of specific personal performance objectives.    Named Executive Officers and other senior executives may choose to receive 100% of their bonus in Deferred Share Units.  See “Executive Compensation — Deferred Share Unit Plan”.

3.             Pension Plan

Other than the Retirement Compensation Allowance for Dr. Barkin which was fully paid by December 2005 in accordance with its terms and which is described under “Employment Contracts and Termination of Employment”, the Corporation does not provide any form of pension program for its senior management.

4.             Stock Options

The Committee subscribes to the principle that equity based incentives to executives of the Corporation should be performance-based in order to ensure that executive compensation is aligned with the Corporation’s performance.  The options issued to executives are governed by the Corporation’s Stock Option Plans.  The amount and the terms of existing options are not taken into account when new grants are made to the executives.  See “Executive Compensation — Stock Option Plans”.

Options to purchase 150,000 common shares of the Corporation were issued to Named Executive Officers in 2006.  See “Executive Compensation — Stock Option Plans”.

5.             RRSP Contributions

In accordance with the terms of their respective employment agreements and in lieu of participation in the Corporation’s Employee Group Registered Retirement Savings Plan, executive officers of the Corporation were paid an amount equal to 5% of their respective base salaries for the period of January 1st, 2006 to April 30th, 2006 and 4% of their respective base salaries for the period of May 1st, 2006 to December 31st, 2006 for RRSP purposes.

Compensation of the Chief Executive Officer

Dr. Barkin’s compensation is determined by the Committee according to the same executive compensation philosophy and components that apply to all executives of the Corporation described above.  See “Executive Compensation — Executive Compensation Components”.  Specifically, the Committee’s assessment of the CEO’s performance for 2006 considered matters such as the development of appropriate operating and strategic direction and action plans for the Corporation, meeting key objectives, identification of significant issues and challenges facing the Corporation and the development of appropriate solutions to address such issues and challenges.  According to the review of executive base salaries as described above, Dr. Barkin’s compensation ranges between the last quartile and the median of the compensation paid to CEOs of the companies included in the third-party compensation survey and the management proxy circulars which were reviewed.

The determinations of the Committee have been endorsed by the Board of Directors of the Corporation.

Submitted by the Human Resources and Compensation Committee:

Brian M. King	Bruce W. Simpson	John A. Vivash

Stock Performance Graph

The following performance graph compares the cumulative total shareholder return over the last five years on the common shares of the Corporation with the cumulative total return of the TSX Total Return Index and the NASDAQ Total Return Index (U.S. and Foreign), assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

Share performance — (based on $100 invested on December 31, 2001)

Over the past five years, the annual compounded return on the Corporation’s common shares was 5.2%, as compared with the TSX Total Return Index of 13.1% and NASDAQ Total Return Index of 5% (U.S. and Foreign).

Compensation of Directors

The compensation of the Board of Directors has not changed since January 1, 2005 at which time the Corporation used a third-party survey related to Board compensation in Canada to determine what payments should be made to the Board of Directors.  During the 2006 year, each director, other than Dr. Martin Barkin, received an annual honorarium of $17,500 plus a meeting fee of $1,500 for each Board of Directors and Committee meeting attended, including the meetings attended via teleconference.  Related travel and out-of-pocket expenses to attend Board and Committee meetings were also paid to each director.  The members of the Special Committee created in May 2006 were compensated $1,000 for each meeting they attended, including the meetings attended via teleconference and each received a retainer fee of $10,000 ($15,000 for the Chairman).  In addition, the Chairs of each of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of $5,000.  The Chairman of the Audit Committee received an annual retainer of $10,000.  Directors who are employees of the Corporation do not receive any compensation in their capacity as directors.  For the year ended December 31, 2006, in addition to the retainer of $5,000 received as Chairman of the Human Resources and Compensation Committee, Mr. Brian King received $95,000 as non-executive Chairman of the Board of Directors, $15,000 as the Chairman for the Special Committee and $7,000 for attending meetings of the Special Committee.  He did not otherwise receive meeting fees as a director.

The following table sets forth the total compensation paid to each Director in the year ended December 31, 2006.  Martin Barkin, as an employee of the Corporation, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell 1,2	Rolf Henel 1,2	Brian King 3,4	Samuel Sarick 1,4	Bruce Simpson 1,3	John Vivash 2,3,4
Annual Retainer	$17,500	$17,500	$17,500	$95,000	$17,500	$17,500	$17,500
Chairman Retainer	—	—	—	5,000	10,000	—	$5,000
Committee Retainer	—	5,000	5,000	15,000	15,000	5,000	$10,000
Committee meetings	—	$13,500	$12,000	7,000	$11,500	$12,000	$17,500
Board meetings	$7,500	$12,000	$12,000	—	$12,000	$12,000	$12,000
TOTAL	$25,000	$48,000	$46,500	$122,000	$66,000	$46,500	$62,000
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000

1                     Member of the Audit Committee

2                     Member of the Nominating and Corporate Governance Committee

3                     Member of the Human Resources and Compensation Committee

4                     Member of the Special Committee created in May 2006

In December 2001, under the Stock Option Plan of DRAXIS Health Inc., each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors.  The Chairman was awarded an additional 5,000 options.  In the case of a regularly occurring award of options such as those awarded to the Board on each January 1, the market price for exercise is based on the average closing price of the common shares on the TSX for the five trading days immediately preceding their grant date in each year.  All other options are awarded at an exercise price which is the closing price of the common shares on the TSX immediately preceding the grant date.

From time to time, special committees of the Board of Directors, such as the Special Committee constituted in May 2006, are appointed to consider special issues.  Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Corporation equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee.  As at March 19, 2007 all directors were compliant with this policy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness to the Corporation or its subsidiaries of all current executive officers, directors and employees and all former executive officers, directors and employees entered into regarding the purchase of securities of the Corporation and all other indebtedness outstanding as at March 19, 2007 is set out in following table:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	Nil	Nil
Other	Nil	Nil

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The building housing the Corporation’s head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly-owned by Mr. Sarick, a Director of the Corporation.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Corporation, as tenant.  The lease renewal was negotiated between the Corporation and Samuel Sarick Limited on an arm’s length basis with the assistance of Colliers International retained by the Corporation and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, which expired on May 31, 2006.  The Corporation is now leasing the premises on a month to month basis on the same terms and conditions as the ones which expired on May 31, 2006.  The Corporation believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of $144,370 is at fair market value.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation currently maintains $25,000,000 of directors’ and officers’ liability insurance coverage for the officers and directors of the Corporation and its affiliates at an annual cost to the Corporation of $336,438.  The insurance coverage is subject generally to a deductible of $250,000 per claim against the Corporation or its affiliates for all claims and a deductible of $500,000 for U.S. securities claims.

APPOINTMENT OF AUDITORS

At the annual general meeting of shareholders, it is proposed to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board of Directors of the Corporation.  Deloitte & Touche LLP has served as the Corporation’s auditors since 1987.  The fees for all audit services performed by the auditors for the Corporation and its subsidiaries for the years ended December 31, 2005 and December 31, 2006, were $300,000 and $306,000, respectively.  The fees for all other services performed by the auditors, including Management Proxy Circular and Form 20-F review, and tax and financial advisory services, were $41,950 and $39,750 for the years ended December 31, 2005 and December 31, 2006, respectively.

The Board of Directors has determined that the provision of pre-approved non-audit services by Deloitte & Touche LLP does not compromise the independence of Deloitte & Touche LLP for the purpose of performing audit services for the Corporation.

SPECIAL BUSINESS — SHAREHOLDER APPROVAL OF THE AMENDMENTS TO THE 2006 STOCK
OPTION PLAN AND THE STOCK OPTION PLAN OF DRAXIS HEALTH INC.

Shareholder approval of the amendments to the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc.

As a result of recent changes by the TSX with respect to amending provisions in security based compensation arrangements, the Corporation is required to make certain changes to the amending provisions of its existing stock option plans.  At the Meeting, in accordance with the rules of the TSX, shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, an ordinary resolution in the form set out in Schedule ”B” to this Management Proxy Circular (the “Amendment to the Option Plans Resolution”); such ordinary resolution is one that is passed by a simple majority of the votes cast by shareholders at the Meeting. If the Amendment to the Option Plans Resolution is not passed, the proposed amendments to the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. will not be adopted.

The Board of directors approved the amendments to the amending provisions of the Corporation’s 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. subject to TSX approval and under the TSX rules, these amendments require shareholder approval.  The form of the proposed amendments has been pre-cleared by the TSX.

The amending procedures of the Stock Option Plan of DRAXIS Health Inc. provide that the Board of Directors may terminate or amend the plan at any time with the consent of the TSX.  Security holder approval of termination or amendments to the plan is not currently required by the terms of the plan.  The amending procedures for the 2006 Stock Option Plan provide for the Board of Directors to be able to amend, suspend or terminate the plan at any time with the required regulatory or shareholder approval; to the extent any such amendment, suspension or termination adversely affects any stock options previously granted under the plan to a participant, the consent of that participant is required.

The TSX now requires security based compensation plans to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to (i) the maximum number of common shares reserved for issuance under the plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the plan.

In other words, other than these four prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.  Such amendments may for example include, without limitation, amendments related to (a) the vesting provisions of any option granted under the plan, (b) the early termination provisions of any option granted under the plan, (c) the suspension or termination of the plan, or (d) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).  It is therefore being proposed that the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. be amended to comply with the TSX requirements.

As part of the Corporation’s good corporate governance practices, the Corporation self-imposes trading restrictions from time to time (such periods being each a “Black-Out Period”), preventing officers, directors and employees from exercising vested stock options.  The 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. will be amended such that, should the expiry date of any officer, director or employee’s vested stock option fall on, or within nine (9) trading days immediately following a Black-Out Period, the expiry date of such a vested stock option will automatically be extended by ten (10) trading days from the date the relevant Black-Out Period ends.

Proxies received in favour of management will be voted for the approval of the amendments to the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. unless a shareholder has specified in the proxy that the shareholder’s common shares are to be voted against such resolution.

SHAREHOLDER’S PROPOSALS

Proposals of holders of common shares intended to be presented at the annual meeting of shareholders for the year ended December 31, 2007 (which shall be held in 2008) must be received by the Corporation, c/o Alida Gualtieri, General Counsel and Secretary, DRAXIS Health Inc., 16751 Trans-Canada Highway, Kirkland, Québec  H9H 4J4, no later than December 21, 2007 for inclusion in the Corporation’s management proxy circular and form of proxy relating to that meeting.  It is recommended that proposals be delivered to the Corporation by registered mail.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s annual audited financial statements and any interim financial statements filed subsequent to the filing of the most recent annual financial statements and the management’s discussion and analysis (“MD&A”) included in those statements.  Copies of the Corporation’s financial statements and related MD&A and copies of the Notice of Intention to make a Normal Course Issuer Bid filed with the TSX in relation to the Corporation’s normal course issuer bid are available without charge upon request from the Corporation’s General Counsel and Secretary, 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4, as well as on the Corporation’s website at www.draxis.com.  Additional information relating to the Corporation is also available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

APPROVALS AND SIGNATURES

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

March 19, 2007

DRAXIS HEALTH INC.

Alida Gualtieri
General Counsel & Secretary

SCHEDULE “A”

Charter of the Board of Directors

I.              General Purpose of the Board:

The Board’s primary responsibility is to foster the long-term success of the Corporation consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value.

The Board of Directors has plenary power. Any responsibility not delegated to management or a Committee of the Board remains with the Board. These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

The specific statutory duties of the Directors are dictated by the Canada Business Corporations Act.  The Board of Directors has the statutory duty to supervise the management of the business and affairs of the Corporation.  The Board shall also oversee the current functioning and future growth of the Corporation.

In general, the Board is responsible for:

a)                                      adopting a strategic planning process for the Corporation;

b)                                     adopting a communications policy for the Corporation;

c)                                      overseeing the financial integrity of the Corporation;

d)                                     monitoring compliance with the corporate objectives of the Corporation;

e)                                      approving and ascertaining that the Corporation monitor adherence to its Code of Ethics and Business Conduct;

f)                                        appointing the Chief Executive Officer (CEO), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

g)                                     ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

h)                                     establishing performance measures for the Corporation and its management;

i)                                         monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

j)                                         approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

k)                                      approving the Corporation’s legal structure, name and logo; and

l)                                         performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

II.                                     Delegation of Powers to Committees, the Chief Executive Officer and Management:

The Board of Directors may:

a)                                      delegate their powers to Committees of the Board and to the President and CEO;

b)                                     assign their duties to Committees of the Board; and

c)                                      delegate to management powers to manage the Corporation’s business and affairs.

Certain matters cannot, however, be delegated by the Board, including filling vacancies on the Board, declaring dividends, purchasing securities issued by the Corporation, issuing securities except as authorized by the Board, and approving a proxy circular or financial statements.

III.                                 Standards of Performance Required of Directors:

1.             Fiduciary Duty

When exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interests of the Corporation.  The Directors are thus fiduciaries vis-a-vis the Corporation and, as such, they must advance the interests of the Corporation in an impartial and disinterested manner. In particular, Directors must not allow personal or business interests to conflict with the interests of the Corporation. Directors must not use their position as such, and information and knowledge derived from their position, for their personal gain or advantage.

Directors are also subject to a duty of confidence regarding the affairs of the Corporation. Directors should not disclose or provide to others access to confidential information about the Corporation.

2.             Standard of Care

When exercising their powers and discharging their duties, Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This standard requires Directors to devote the necessary time and attention to the affairs of the Corporation and its subsidiaries, make necessary enquiries of management and others so as to make informed decisions, and make use of their education and experience.

IV.                                Composition and Board Organization:

Nominees for Directors are initially considered and recommended by the Nominating and Corporate Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

A majority of Directors comprising the Board must meet the independence and unrelated director requirements of all applicable laws, regulations and listing requirements to which the Corporation is subject.

Directors who are not members of management will meet without management present and without any director who is not considered an unrelated and independent director in accordance with the above provisions at every regularly scheduled Board meeting to discuss matters of interest independent of any influence from management.

Certain of the responsibilities of the Board referred to herein may be delegated to Committees of the Board. The responsibilities of those Committees will be as set forth in their terms of reference, as amended from time to time.

V.                                    Duties and Responsibilities:

1.             Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in Section I.  Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

a)             planning its composition and size;

b)            selecting its Chair;

c)             nominating candidates for election to the Board;

d)            approving Committees of the Board and membership of Directors thereon;

e)                                      determining Director compensation, including reviewing the adequacy and form of compensation of Directors to ensure that it realistically reflects the responsibilities and risks involved in being an effective Director;

f)                                        regularly assessing, through its Nominating and Corporate Governance Committee, the effectiveness of the Board, Committees and Directors in fulfilling their responsibilities; and

g)                                     adopting an orientation program for new Directors and a continuing education program for Directors to assist them in understanding the nature and operation of the business of the Corporation, the role of the Board and its Committees and the individual contribution that Directors are expected to make.

2.             Management and Human Resources

The Board has the responsibility for:

a)                                      the appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)                                     approving position descriptions for directors and for the CEO and approving the corporate objectives which the CEO is responsible for meeting;

c)                                      reviewing CEO performance at least annually, against agreed-upon written objectives;

d)            approving decisions relating to senior management, including:

i                                             the appointment and discharge of officers of the Corporation and members of the senior leadership team;

ii                                          the compensation and benefits for members of the senior leadership team;

iii                                       the acceptance of outside Directorships on public companies by executive officers;

iv                                      the annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

v                                         he employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Corporation or its basic human resource and compensation policies;

e)             monitoring the performance of senior management;

f)                                        to the extent feasible, satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Corporation;

g)                                     ensuring succession planning programs are in place, including programs to train and monitor senior management;

h)                                     approving any related party transaction or any transaction involving a Director or officer of the Corporation, regardless of materiality; and

i)                                         approving compensation and benefit program matters relating to all employees.

3.             Strategy and Plans

The Board has the responsibility to:

a)                                      adopt a strategic planning process and approve, at least annually, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation which management had identified.  As part of its approval function, the Board will approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

b)                                     approve capital commitment and expenditure budgets and relating operating plans;

c)                                      approve the financial and operating objectives used in determining compensation;

d)            approve corporate,  political and charitable donation budgets;

e)             approve material divestitures and acquisitions; and

f)                                        monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

4.             Financial and Corporate Issues

The Board has the responsibility to:

a)                                      take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;

b)            review operational and financial results;

c)                                      approve annual financial statements and managements’ discussion and analysis relating thereto;

d)                                     approve quarterly financial results and managements’ discussion and analysis relating thereto and approve the release thereof and the release of earnings announcements by management.

e)                                      approve the Management Proxy Circular, Annual Information Form, the Annual Report and documents incorporated by reference therein;

f)             declare dividends, if any;

g)            approve any disposition or expenditure in excess of $1,000,000;

h)                                     approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

i)                                         following review of the recommendation of the Audit Committee, recommend to shareholders the appointment of external auditors;

j)              approve banking resolutions and significant changes in banking relationships;

k)                                      approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation;

l)              approve spending authority guidelines; and

m)                                   approve the commencement or settlement of litigation that may have a material impact on the Corporation.

5.             Business and Risk Management

The Board has the responsibility to:

a)                                      ensure that management has identified the principal risks of the Corporation’s business and implemented appropriate systems to manage these risks, including insurance coverage, where appropriate;

b)                                     review reports on capital commitments and expenditures relative to approved budgets;

c)             review operating and financial performance relative to budgets or objectives;

d)            monitor management control systems:

i                                             evaluate and assess information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems; and

ii                                          understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns and that management ensures that systems are in place to address risks identified.

6.             Policies and Procedures

The Board has the responsibility to:

a)             adopt a communications policy for the Corporation;

b)                                     monitor compliance with all significant policies and procedures by which the Corporation is operated;

c)                                direct management to ensure the Corporation operates at all times within applicable laws and regulations and in accordance with the Code of Ethics and Business Conduct;

d)                                     provide policy direction to management while respecting management’s responsibility for day-to-day management of the Corporation’s businesses; and

e)                                      review significant new corporate policies or material amendments to existing policies.

7.             Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)                                      ascertain that the Corporation has in place effective communication processes with shareholders (including measures for receiving feedback from shareholders) and other stakeholders and financial, regulatory and other recipients;

b)                                     approve interaction with shareholders on all items requiring shareholder response or approval;

c)                                      ascertain that the financial performance of the Corporation is reported to shareholders, other security holders and regulators on a timely and regular basis;

d)                                     ascertain that the Corporation shall have measures in place for the timely reporting of any other developments that have significant and material impact on the Corporation; and

e)                                      report annually to shareholders on the Board’s stewardship for the preceding year.

8.             Notification

The Board has adopted a policy that requires any Director who finds himself in a conflict of interest situation to notify the Chair of the Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee shall in turn advise the Board and provide recommendations on the member’s continued service to the Corporation as a Director under such circumstances.

VI.                                Periodic Review of Board Effectiveness and Director’s Effectiveness:

The Nominating and Corporate Governance Committee is responsible to make an annual assessment of the overall performance of the Board and to report its findings to the Board.

The assessment will examine the effectiveness of the Board as a whole and will specifically review areas that the Board and / or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities.

The assessment of the performance of individual Directors is the responsibility of the Nominating and Corporate Governance Committee.

VII.                            Meetings Without Management:

The Board appreciates the value of the regular attendance at each board meeting of non-board members who are members of the Corporation’s senior management.

Attendance by senior management who are not on the Board shall be determined by the CEO with the concurrence of the Chair.

Management attendees will be excused for any agenda items that are reserved for discussion among Directors only.

VIII.                        Ability of Directors to Retain Advisors:

Occasionally, individual Directors may need the services of an advisor or expert to assist on matters involving their responsibilities as board members.  The Board has determined that any Director who wishes to engage an outside advisor at the expense of the Corporation may do so if he or she first obtains authorization of the Chair.

IX.                                Committee Review:

The Board periodically reviews the composition of Committees.

SCHEDULE “B”

Resolution of the shareholders of DRAXIS Health Inc. to approve the amendments to the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc.

BE IT RESOLVED THAT:

1.                                       The definition of Expiry Date in Section 2.01 of the 2006 Stock Option Plan is hereby deleted and replaced with the following:

“Expiry Date means the date after which a particular Option can no longer be exercised, subject to amendment in accordance with the terms hereof, provided that if the Expiry Date of any vested Option falls on, or within nine (9) trading days immediately following, a date upon which such Eligible Person is prohibited from exercising such Option due to a black-out period or other trading restriction imposed by the Corporation, then the Expiry Date of such Option shall be automatically extended to the tenth (10th) trading day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.”

2.                                       Section 6.02 of the 2006 Stock Option Plan is hereby deleted and replaced with the following:

“Amendment or Discontinuation.  The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders.  Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval.

Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any amendment related to:

a)                                      the maximum number of Shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Corporation);

b)                                     a reduction in the Exercise Price for Options;

c)                                      an extension to the term of Options held; and

d)                                     the increase in the 10% limits on grants to Insiders set out in Section 3.04(1) of the Plan and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the Common Shares, if any, held by Participants who are Insiders.”

3.                                       Section 7(a) of the Stock Option Plan of DRAXIS Health Inc. is hereby deleted and replaced with the following:

“(a) Subject to paragraph 3 hereof, the period during which any Option may be exercised, in whole or in part, shall be such period as the Board may determine (the “Option Period”).  If the Option Period of any vested Option falls on, or within, nine (9) trading days immediately following, a date upon which an Optionee is prohibited from exercising such Option due to a black-out period or other trading restriction imposed by the Corporation, then the Option Period of such Option shall be automatically extended to the tenth (10th) trading day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.”

4.                                       Section 14 of the Stock Option Plan of DRAXIS Health Inc. is hereby deleted and replaced with the following:

“Amendment or Discontinuation.  The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders.  Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval.

Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any amendment related to:

a)                                      the maximum number of Shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Corporation);

b)                                     a reduction in the exercise price for Options; and

c)                                      an extension to the term of Options.”

5.                                       any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such other documents or instruments, and to do or cause to be done all such other acts or things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfil the intent of the foregoing.